NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-06 June 25, 2008

Rubicon Board Approves Decision to Dewater Underground Workings at Phoenix Project, Red Lake Ontario
-Rubicon also acquires additional mining claims adjacent to Phoenix -

Rubicon Minerals Corp (RMX.TSX:RBY.AMEX) is pleased to announce that its Board of Directors has given approval for the Company to carry out an up to $1.25 million Phase One program part of a two phase underground exploration program at its 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario.

Phase One work includes the dewatering of the underground workings (expected to take 30-40 days once commenced) and the rehabilitation of the existing shaft and hoist facilities. Upon completion of Phase One, in conjunction with surface drilling, Rubicon will be able to access the underground workings to allow continuous drilling of the recently discovered F2 Zone and to drill test a large associated Titan 24 anomaly. This anomaly is interpreted to correlate, in part, with the F2 mineralized zone and extends laterally from the F2 Zone for over 5000 feet to depths up to 2500 feet (the depth limit of the current survey). Phase One work is likely to commence within 3-6 months, subject to the approval of necessary permits and any associated consultations. Currently, exploration is being carried out using barge and land based drilling with two rigs.

Management expects to complete a review of additional permitting requirements and costs associated with the Phase Two program by the end of September, 2008.  It is estimated that an additional 10,000 metres of drilling will have been completed in the F2 area by this time. All available information will be presented to the Board to allow it to make a final decision in late September, 2008. The Phase Two program would involve potential deepening of the existing shaft and underground excavation (drifting) aimed at providing better access to the core of the F2 Zone. A presentation summarizing the potential program, made recently at the Company’s AGM, is available at www.rubiconminerals.com

“We believe our existing underground infrastructure and surface facilities provide a unique opportunity to fast track the exploration of the F2 discovery. The phased program will accommodate extensive underground drilling and provide direct access through the F2 mineralization. This will aid in our understanding of the geometries and controls of both the F2 Zone itself and the very large Titan 24 anomaly with which it is associated,” said David Adamson, President and CEO.

Rubicon is also pleased to report that it has signed an option to acquire a 100% interest in the mining rights of four patented claims, plus a reservation on surface title in favour of mining activities, located immediately adjacent to the northern boundary of the Phoenix property. In order to earn its interest, Rubicon must pay $125,000 to the vendor on or before April 8, 2011 ($35,000 on signing and $30,000 on each anniversary). In addition, Rubicon has granted a 2% Net Smelter Return Royalty to the vendor of which Rubicon may purchase 50% for $1,000,000. Rubicon retains a right of refusal on any sale of the remaining NSR royalty.

RUBICON MINERALS CORPORATION

“David W. Adamson”
President & CEO

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. . Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.